UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of

The Securities Exchange Act of 1934

Date of Report (date of earliest event reported): August 28, 2006

BANCSHARES OF FLORIDA, INC.

(Exact name of registrant as specified in its charter)

Florida	333-74997	59-3535315
(State or other jurisdiction Of incorporation)	Commission File Number	(I.R.S. Employer Identification No.)

1185 Immokalee Road, Naples, Florida	34110
(address of principal executive offices)	(Zip Code)

Registrant’s telephone number: (239) 254-2100

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01. Entry into a Material Definitive Agreement.

On August 28, 2006, Bancshares of Florida, Inc. (“Bancshares”) and Old Florida Bankshares, Inc. (“Old Florida”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Old Florida will, subject to the terms and conditions of the Merger Agreement, merge with and into Bancshares (the “Merger”). Simultaneously with the Merger, Old Florida’s subsidiary Old Florida Bank will merge with and into Bancshares’ subsidiary, Bank of Florida – Southwest.

Subject to the terms and conditions of the Merger Agreement, which has been unanimously approved by the Boards of Directors of both companies, upon the completion of the Merger each share of Old Florida common stock will be converted into $38.50 or 1.7915 shares of Bancshares common stock (the “Exchange Ratio”), with cash to be paid in lieu of fractional shares. Each Old Florida shareholder will be permitted to elect cash consideration, stock consideration or a combination thereof and the holders of Old Florida stock options and warrants will be paid in cash for the economic value of their options and warrants. The maximum amount of cash which Bancshares shall pay to Old Florida stock, option and warrant holders is $16.5 million; therefore, shareholders who elect to receive cash may have their consideration adjusted and receive a certain amount of stock. The total value of all cash and stock consideration to be paid by Bancshares in the Merger is $82.6 million.

The Merger Agreement contains representations, warranties and covenants of Bancshares, Old Florida and their subsidiaries, including, among others, Old Florida’s covenants to conduct its businesses in the ordinary course during the period between the execution of the Merger Agreement and consummation of the Merger and to not solicit or accept another business combination proposal, unless accepting such proposal is required in the Board’s performance of its fiduciary duties (in which case Old Florida shall be obligated to pay to Bancshares a termination payment of $4.0 million.

Consummation of the Merger is subject to various conditions, including: (i) requisite approvals of the holders of Bancshares and Old Florida common stock; (ii) receipt of regulatory approvals; (iii) the absence of any law or order prohibiting the closing; and (iv) effectiveness of the Form S-4 registration statement relating to the Bancshares common stock to be issued in the Merger and listing of the Bancshares common stock to be issued in the Merger on the Nasdaq Stock Market Global Market System. In addition, each party’s obligation to consummate the Merger is subject to certain other conditions, including: (i) the accuracy of the representations and warranties of the other parties in all material respects; (ii) the compliance of the other parties with their covenants in all material respects; and (iii) the delivery of opinions from counsel to Bancshares and counsel to Old Florida relating to certain legal matters, including the U.S. federal income tax code treatment of the Merger.

Under the Merger Agreement, upon completion of the Merger, Bancshares will offer two seats on its Board of Directors to two current, to-be-mutually-determined Old Florida directors. In addition, as a condition to Bancshares obligation to consummate the merger, Old Florida President and Chief Executive Officer Larry W. Johnson and Old Florida Chief Financial Officer Nicholas J. Panicaro must enter into certain agreements with Bancshares which, among other things, will impose non-competition and non-solicitation restrictions on Mr. Johnson and Mr. Panicaro.

The foregoing description of the Merger Agreement is not complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 2.1 hereto and is hereby incorporated into this report by reference. This report may be deemed to be offering materials of Bancshares in connection with its proposed acquisition of Old Florida, on the terms and subject to the conditions in the Merger Agreement dated August 28, 2006, among Bancshares, Bank of Florida – Southwest, Old Florida and Old Florida Bank. Bancshares and Old Florida shareholders and other investors are urged to read the Proxy Statement/Prospectus that will be included in the Registration Statement on Form S-4, which Bancshares will file with the Securities and Exchange Commission in connection with the proposed merger, because it will contain important information about Bancshares, Old Florida, the merger, the solicitation of proxies in the merger, and related matters.

ITEM 9.01. Financial Statements and Exhibits.

(c) Exhibits.

The following exhibits are being furnished with this Report and are incorporated by reference from a Form 8-K filed with the Securities and Exchange Commission on August 29, 2006:

2.1	Agreement and Plan of Merger by and among Bancshares of Florida, Inc., Bank of Florida – Southwest, Old Florida Bankshares, Inc. and Old Florida Bank, dated as of August 28, 2006

99.1	Press Release issued on August 28, 2006 announcing entry into the Agreement and Plan of Merger included as Exhibit 2.1

99.2	Talking Points to be used by Bancshares of Florida, Inc. management is discussing the Agreement and Plan of Merger included as Exhibit 2.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Bancshares of Florida, Inc.
(Registrant)

Date: August 29, 2006

/s/ Tracy L. Keegan
Tracy L. Keegan
Executive Vice President and Chief Financial Officer